

November 18, 2010

Xu Jianping
Chairman, President and Chief Executive Officer
China Dongfang Healthcare Group Inc.
No. 8, Shian South Road, Shijing Street
Baiyun District, Guangzhou City, People's Republic of China

**Re:     China Dongfang Healthcare Group Inc.**
**Amendment No. 3 to Registration Statement on Form 10-12G**
**Filed November 10, 2010**
**File No. 000-54063**

Dear Mr. Xu:

We have reviewed your response letter and amended registration statement each filed November 10, 2010 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risks Related to Our Corporate Structure, page 29

1. We acknowledge your response to prior comment 1. We understood that your disclosure did not intend to imply that there is any correlation between the Company's internal controls and the lack of formal training in U.S. GAAP of our Chief Financial Officer and Finance Manager. However, given the complex scope of your business and the lack of formal training or designations in U.S. GAAP of your senior financial staff there is a risk that your internal controls over financial reporting may not be effective in the future. Please revise your risk factor disclosures accordingly.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ibolya Ignat at (202) 551-3356 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.  Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey P. Riedler
Assistant Director


cc:     Jeffrey M. Taylor
        Jeffrey A. Rinde
        Blank Rome LLP
        One Logan Square
        18th & Cherry Streets
        Philadelphia, PA  19103